Insurance Income Strategies Ltd. Initial Public Offering Investor Presentation Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333 - 221083 May 14, 2018

Disclaimer 2 This presentation includes “forward - looking statements,” and management may make additional forward - looking statements in response to your questions . Forward - looking statements include, without limitation, statements and information regarding our future financial condition and results of operations, cash flows, business strategy and plans and objectives of management for future operations . Forward - looking statements and information reflect our current views with respect to future events . The words “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “project,” “plan,” “seek,” “target,” “forecast,” “outlook,” “estimate” and similar expressions identify forward - looking statements and information . These forward - looking statements and information are based upon estimates and assumptions made by us that, although believed to be reasonable, are subject to risks and uncertainties that could cause actual results to differ materially and adversely as compared to those contemplated or implied by such forward - looking statements and information . All forward - looking statements and information involve risks, assumptions and uncertainties . You should not rely upon forward - looking statements or information as predictors of future events . The occurrence of the events described, and the achievement of the expected results, depend on many factors, some or all of which are not predictable or within our control . Actual results may differ materially from expected results . See the sections “Risk Factors,” “Special Note Regarding Forward - Looking Statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our registration statement (including a prospectus) for our initial public offering filed with the U . S . Securities and Exchange Commission, or SEC, for a more complete discussion of these risks, assumptions and uncertainties and for other risks, assumptions and uncertainties . All of the forward - looking statements and information we have included in this presentation are based on information available to us on the date of this presentation . We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward - looking statements or information, whether as a result of new information, future events or otherwise . In light of these risks, assumptions and uncertainties, the forward - looking events discussed in this presentation might not occur . Certain information in this presentation has been derived from due diligence and other information relating to Iris Re in connection with the negotiation and entry into an agreement with Iris Re . As an unaffiliated reinsurance counterparty of the Company, Iris Re has had no authority or control over the preparation of, and is not the author, directly or indirectly, of any statements contained in, this presentation . Accordingly, Iris Re has made no representation or warranty, express or implied, and you should not treat Iris Re as making any representation or warranty, express or implied, as to the accuracy or completeness of information contained in this presentation, including with respect to Iris Re . We have filed a registration statement (Registration Statement No . 333 - 221083 ) with the SEC for the offering to which this presentation relates . The registration statement has not yet become effective . Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering . You may obtain these documents without charge by visiting the SEC website at http : //www . sec . gov . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus included in the registration statement if you contact A . G . P . /Alliance Global Partners, offering securities through Euro Pacific Capital, Inc . , 590 Madison Avenue, 36 th Floor, New York, NY 10022 , via telephone at 212 - 624 - 2060 or email at prospectus@allianceg . com .

Initial Public Offering Summary 3 Issuer: Insurance Income Strategies Ltd., a Bermuda exempted company (“IIS” or the “Company”) Offering Type Non - Cumulative Preferred Shares Series A Exchange/Ticker: NASDAQ Capital Market: ILSAP (Preferred Share) Offering Size: 2,080,000 shares (100% Primary) Offering Price: $25.00 per share Over - Allotment Option: 15% (100% Primary) Use of Proceeds: To fund collateralized reinsurance contracts with capital, providing access to insurance l inked securities (“ILS”) covering catastrophe risk Dividends: 8% annual dividend yield, non - cumulative and non - convertible Book - Runner: A.G.P./Alliance Global Partners, offering securities through Euro Pacific Capital, Inc.

INSURANCE INCOME STRATEGIES LTD

Management with Relevant Industry Expertise

Thomas C. Heise, CEO

20+ years of insurance and reinsurance industry experience.

Co-founded the Bermuda Commodities Exchange, which was an insurance industry-led, fully collateralized market for insurance risk, which funded and helped create the Guy Carpenter Catastrophe Index and the collateralized non-traditional reinsurance market that exists today.

Director of Reinsurance and Financial Planning for American International Group, Inc. and served as a Director at ILS specialist, Horseshoe Group.

Larry G. Swets, Jr., Chairman

20+ years of insurance and reinsurance industry experience.

Led successful IPOs, including two insurance companies:

- Atlas Financial Holdings, Inc. (NASDAQ: AFH)
- 1347 Property Insurance Holdings, Inc. (NASDAQ: PIH)

Has served as Chief Executive Officer of Kingsway Financial Services Inc. (NYSE: KFS) since July 2010 and also serves on Kingsway's Board of Directors.

Currently serves as Director of 1347 Property Insurance Holdings, Inc. (NASDAQ: PIH), Limbach Holdings, Inc. (NASDAQ: LMB) and Itasca Capital Ltd. (TSX: ICL).

Previously served as director of Atlas Financial Holdings, Inc, United Insurance Holdings Corp. (NASDAQ: UIHC) and Kingsway Reinsurance Ltd. (Bermuda), a Kingsway subsidiary and Bermuda reinsurer.

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Why Invest in IIS Preferred Shares? 5 NAV Protective Rights Our Preferred Shares provide access to the above in a publicly traded and listed security with five - year redemption rights provisions. * Detailed on Slide 16 Attractive Risk to Reward Uncorrelated to Equities Democratization of Investment Class

6 MSCI DJ CB CS HF HY RE CCI World Index Index Index Index Index Iris Re -2% 4% -1% 0% -9% 3% MSCI World TR Index 23% 83% 78% 71% 58% DJ Corporate Bond TR Index 29% 55% 50% 19% Credit Suisse Hedge Fund Index 73% 62% 50% Barclays US High Yield TR Index 64% 55% DJ US Real Estate TR Index 39% Attractive Risk to Reward Uncorrelated to Equities Note: The return information above includes cat bonds and swaps that are owned by Iris Re that are not included in the indust ry loss warranties (ILWs) portfolio that IIS will participate in. ILWs make up the vast majority of Iris Re’s portfolio. Certain fees and other costs are also not included in the return information above. Source: Bloomberg, Aon Securities Inc.: Data from 12/31/2000 - 6/30/2017 Source: Cartesian Capital Group

100 120 140 160 180 200 220 240 260 2018 2017 2016 2015 2014 2013 2012 2011 2010 Iris Re Underwriting Return Swiss Re Cat Bond Total Return Index Mercury Investible Catastrophe Risk Index (ILW basket) Iris Re Gross Return Swiss Re Cat Bond Total Return Index Mercury Investible Catastrophe Risk Index (ILW basket) Historical Returns: Iris Re – Impressive Returns & Lack of Correlation to Equities/Broader Asset Classes 7 Iris Reinsurance Ltd. (“Iris Re”) is an authorized Class 3 insurer based in Bermuda. Iris Re has been underwriting reinsurance contracts primarily in the form of Industry Loss Warranties (“ILWs”) and has covered a wide spectrum of catastrophic events globally since 2009. 2017 Returns • Natural catastrophes caused approximately $135 billion of insured loss for the insurance industry in 2017. (Source: Swiss Re) • Iris Re generated a gross return of +1.2% in 2017, despite historic catastrophe losses incurred by insurance industry. It was Iris Re’s ninth consecutive year of positive returns. 2018 Outlook • Colorado State University indicates that 2018 will see a less active hurricane season than 2017, more in line with near - term averages. (Source: http://tropical.colostate.edu/ ) • In 2018, JLT Re expects that ILW prices will increase by 20% - 30%, driven by increasing demand and a limited supply of capital. In contrast, the direct reinsurance and retrocession markets appear to be over - capitalized, resulting in nearly flat year - on - year pricing. (Source: https://www.jltre.com ) Growth of $100 since 2009 Track Record of Returns Note: The return information above includes cat bonds and swaps that are owned by Iris Re that are not included in the indust ry loss warranties (ILWs) portfolio that IIS will participate in. ILWs make up the vast majority of Iris Re’s portfolio. Certain fees and other costs are also not included in the return information above. Source: Cartesian Capital Group

Comps 8 Ticker Name Type Dividend Trading Par % +/ - to Par AXS Axis Capital Holdings Ltd. Preferred 5.5% $24.00 $25.00 - 4.0% VR Validus Holdings, Ltd. Preferred 5.8% $25.00 $25.00 0.0% RNR RenaissanceRe Holdings Ltd. Preferred 6.08% $25.42 $25.00 1.70% PRE Partner Re Preferred 7.25% $27.65 $25.00 10.60% PIH* 1347 Property Insurance Holdings, Inc. Preferred 8.0% $27.00 $25.00 8.00% *Larry Swets is Chairman of the Board.

IIS Investment Philosophy CORE TENETS Manager Selection Underwriting Portfolio Management Assess portfolio managers on a historical and risk adjusted basis To maintain sustainable dividends through multiple years, events, and industry and market cycles Confirm risk/reward profile matches what is expected Seeking to Generate an Above - Market Yield Through Non - Correlated Risk Balance Premium and Risk Through Geography and Event Type North America Europe Rest of World Geographic and risk diversification 9

IIS Operating Strategy 10 Insurance Income Strategies (IIS) Unique structure allows for IIS to quickly deploy capital into a growing market. Increases diversification over time by accessing risk from several different portfolios / capital groups within its own strict set of threshold criteria. Management’s relationships with ILS underwriters provide access to a continuous stream of business. Portfolio I Iris Re 1 Portfolio II 2 Portfolio III 2 1 From inception to the end of 2017, Iris Re produced annualized gross returns of 10.7%, which includes cat bonds and swaps that are owned by Iris Re that are not included in the industry loss warranties (ILWs) portfolio that IIS will participate in. ILWs make up the vast majority of Iris Re’s portfolio. Certain fees and other costs are also not included in the return information. 2 Future underwriting strategies Quota Share Agreement

How Does Insurance Get Securitized? From the Homeowner to the Investor 11 Note: The traditional insurers and reinsurers named on this slide are for example purposes only. EVENT SCENARIOS – WHAT IF THERE IS A STORM? If no trigger event, measured by an index meeting the thresholds set forth in the risk transfer contract, no loss is paid and the premium is retained as gross profit. In case of a trigger event, measured by an event meeting the thresholds set forth in the risk transfer contract, funds will be withdrawn from the collateral account to make an event payment to the insurer/reinsurer . Special Purpose Vehicle . Premium Traditional Reinsurers C o ll a te r a l Trus t Portfolios / Capital Groups Risk Transfer Contract Homeowner purchases insurance Premium Munich Re Swiss RE Hannover RE Berkshire Hathaway Beneficial to insurers/ reinsurers as they can further cede exposure KEY POINT: Alleviates rating agency risk % of Premium Proceeds to Collateralize Traditional Insurers Premium Allstate State Farm Chubb

Overview of Insurance Linked Securities (ILS) 12 Our plan is to access portfolios of insurance linked securities (ILS) underwritten by managers with substantial track records of high returns. The ILS Market primarily consists of Catastrophe Bonds, Collateralized Reinsurance, Sidecars, and Industry Loss Warranty Contracts (“ILWs”). ILS provide insurance/reinsurance - like protection to insurers, reinsurers, governments, and corporations ILS allow companies to obtain reinsurance protection from a new pool of capital separate from traditional reinsurers – Money managers, hedge funds, and pension funds represent a new pool of capital for insurers and reinsurers to gain protection Investor capital provides collateralized cover – Investor capital sits in a segregated collateral account, meaning that if an event occurs, dedicated funds are available to make a payment – This virtually eliminates the credit risk inherent in traditional insurance/reinsurance ILS capital providers receive reinsurance premium as income Industry loss warranties, a subset of the ILS market, are a type of reinsurance contract in which one party purchases financial protection from another in the event that insured industry losses from a catastrophic event are greater than a predefined trigger amount or threshold, measured by an index . Our focus will be ILWs:

Insurance Linked Securities (ILS) Significant Asset Class – Large and Growing ▪ The current ILS market is estimated to be almost $90B. (Source: Aon Benfield) ▪ Capacity provided directly by alternative capital investors is up approximately 9x since 2005. (Source: Aon Benfield) ▪ “Since the financial crisis, the investor profile has shifted away from investment banks and hedge funds seeking opportunisti c r eturns, towards pension funds, sovereign wealth funds and high net worth individuals viewing insurance risk as a long - term, diversifying strategy.” (Sou rce: Aon Benfield) Our initial focus will be on the Industry Loss Warranty (ILW) segment of the market. This growing segment of the ILS market is based on predefined trigger events. 13

14 Favorable Timing Expected for a New Market Participant 0 50 100 150 200 250 300 350 400 450 Global Property Catastrophe Rate - On - Line Index Upward rate movements following global property catastrophe events Andrew $24B RoL index value Residential Re 1 st US Domestic Cat bond Katrina/Rita/Wilma $70B Harvey/Irma/Maria $93B Source: Guy Carpenter & Company ( www.gccapitalideas.com ) Source: Insurance Information Institute ( www.iii.org ) Source: Swiss Re ( www.swissre.com )

IIS: An Attractive Investment Opportunity 15 Investment Conclusions Targeted Short Duration Positive Returns Through Consistent Dividend Yield Non - correlated to Equities and Fixed Income Innovative Structure Accessing Attractive Risks Geographic Diversified Risk Experienced Management Begin paying out dividends starting end of third quarter 2018. Short duration exposure to ILS and assets. IIS expects to deploy capital into a diversified portfolio of short - tail reinsurance contracts whose returns are based on a portfolio of catastrophic risks managed by managers with a history of high returns. Largely uncorrelated to broader asset classes such as equities, bonds, and hedge funds. Management plans to utilize the multi - manager structure, targeting successful managers of ILS portfolios who can supply the full spectrum of information on each risk. Initial quota share contract with Iris Re, a Class 3 Bermuda reinsurer, will become effective upon completion of offering. A key form of diversification for insurance undertakings is diversification of their underwriting portfolios by location – geographical diversification. This recognizes reduced correlation between losses in different places – e.g., losses arising from hurricanes in Florida have no connection to claims arising from earthquakes in California. IIS will benefit from 1347 Advisors’ knowledge of the catastrophe reinsurance market and relationships with the managers that create ILS portfolios. Post - Storm Pricing Environment Favorable to New Market Entrant

Five - year Redemption Rights Provisions On or within 25 business days of [ ] 2023, the five - year anniversary of the IPO closing, and on or within 25 business days of ev ery five - year anniversary thereafter, the holders of Preferred Shares may vote to approve the redemption of some or all of their Prefe rre d Shares at the time outstanding, upon notice given by the holders of Preferred Shares to the Company in compliance with the certifica te of designation, at a redemption price equal to the lower of ( i ) US$25.00 per Preferred Share or (ii) the Pro - Rata Net Equity, and in addition to ( i ) or (ii) an amount equal to any dividends that have been declared but not paid prior to the redemption date (but not includi ng any amount in respect of any dividends that have not been declared prior to such date). “Pro - Rata Net Equity” means, as of the date of calculation, (a) the amount of cash that is available as a liquidating distribution to holders of outstanding Preferred Share s a nd parity shares after all assets of the Company are liquidated and all liabilities and obligations of the Company that are senior to t he Preferred Shares and parity shares have been paid off, divided by (b) the aggregate number of outstanding Preferred Shares and parity s har es. A vote of 66 2/3% or more of all then outstanding Preferred Shares is required to approve a resolution to redeem at a meeting c all ed in accordance with the bye - laws, which such resolution must be subsequently approved by a majority of the board of directors before any redemption can occur. See “Description of 8.0% Non - Cumulative Preferred Shares Series A — Redemption” included in our registration statement (including a prospectus) for our initial public offering filed with the U.S. Securities and Exchange Commission. 16

Uncorrelated to Equities Democratization of Investment Class 8% Preferred Return Insurance Income Strategies Ltd. Initial Public Offering Investor Presentation